40 Member States

Albania*

Belgium

Bosnia and Herzegovina*

Bulgaria*

Croatia*

Cyprus*

Czech Republic*

Denmark

Estonia*

Finland

France

Georgia*

Germany

Greece

Holy See

Hungary*

Iceland

Ireland

Italy

Latvia*

Liechtenstein

Lithuania*

Luxembourg

Malta*

Moldova*

Montenegro*

Netherlands

Norway

Poland*

Portugal

Romania*

San Marino

Serbia*

Slovak Republic*

Slovenia*

Spain

Sweden

Switzerland

“the former Yugoslav

Republic of Macedonia”*

Turkey*

318

Results for financial year 2011

Paris, 6 February 2012:

In 2011, the Council of Europe Development Bank (CEB) continued to perform soundly and to contribute to social cohesion in its Member States. The sixth capital increase, which took effect on 31 December 2011, will further sustain its financial soundness and its activities. The subscribed capital has been increased by 50% and now equals € 5 billion. An amount of € 185 million of the reserves was incorporated into called capital to maintain its level at 11.19% of the subscribed capital. Equity amounts to € 2.1 billion.

Although not yet audited, the CEB’s 2011 net profit should come to € 106.4 million. This constitutes a decline of 8.2% compared to 2010. However, when excluding an exceptional profit of € 16.1 million realised in 2010 due to the final settlement of a legal case with a paying agent, the net profit rose by 6.6%. This result was achieved despite extremely challenging market conditions, which included credit rating downgrades of certain CEB Member States.

In total, € 2.1 billion worth of projects were approved, including 56% in favour of strengthening social integration, 22% for environmental management and 22% in support of public infrastructure with a social vocation. In line with the level reached in 2010, loan disbursements amounted to € 1.9 billion, 59% of which were disbursed in the CEB’s target group countries*.

KEY FIGURES (provisional and non-audited)

(IFRS Accounting Standards) € million	2011	2010	Variation*[1]
Projects approved	2 110	2 267	-6.9%
Stock of projects	5 270	5 191	1.5%
of which new commitments signed	1 798	2 311	-22.2%
Loans disbursed	1 855	1 782	4.1%

Issues*[2]	3 938	2 980	32.1%

Total assets	26 083	24 721	5.5%
Profit	106.4	115.9	-8.2%

*[1]	Variations are calculated with figures in thousand euros.
*[2]	The exchange value in euros with the exchange rate at the date of issue

Press contact: Armelle de La Jugannière - Tel: +33 (0)1 47 55 55 53	www.coebank.org